Exhibit 11.1

We consent to the inclusion in this Amendment No. 1 to the Offering Statement of Fig Publishing, Inc. (the “Company”) on Form 1-A of our report dated January 26, 2021(except for Note 1, as to which the date is January 30, 2021, and Note 11, as to which the date is March 23, 2021), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the consolidated financial statements of Fig Publishing, Inc. and Subsidiaries as of and for the years ended September 30, 2020 and 2019, which report appears in the Offering Circular, which is part of the Offering Statement.

/s/ Lear & Pannepacker, LLP

Lear & Pannepacker, LLP
Princeton, New Jersey
May 31, 2021